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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE
8- 42245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 _____ AND ENDING 12/31/07 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHTON CAPITAL MANAGEMENT, INC..

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10145 PACIFIC HEIGHTS BOULEVARD, SUITE 1010

(No. and Street)

SAN DIEGO	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KATHLEEN A. SHAVE   619-574-6300

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

(Name - if individual, state last, first, middle name)

406 LIPPINCOTT DRIVE, SUITE J	MARLTON	NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

1, ___KATHLEEN SHAVE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ASHTON CAPITAL MANAGEMENT, INC._____ , as of ___DECEMBER 31_____ ,20^{07}_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital,
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASHTON CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTENTS

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 346-2828   Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

Kathleen Shave
Ashton Capital Management, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Ashton Capital Management, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Capital Management, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.
BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 15, 2008

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS

Cash	$ 5,309
Commissions receivable	15,191
Due from broker	22,674
Deferred income tax asset	9,250
Other assets	108,300
TOTAL ASSETS	**$ 160,724**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 17,613
Total liabilities	17,613

COMMITMENTS AND CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no stated value - 100,000 shares authorized; 1,000 shares issued and outstanding	6,000
Additional paid-in capital	184,300
Accumulated deficit	(47,189)
Total stockholder's equity	143,111
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 160,724**

The accompanying notes are an integral part of these financial statements.

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 354,864
Due diligence/marketing	32,324
Interest income	902
Other income	35,000
TOTAL REVENUES	423,090
EXPENSES	
Commissions	296,468
Clearing and related costs	3,018
Insurance	2,374
Rent	8,632
Professional fees	48,663
Registration and licenses	4,720
Other	7,623
TOTAL EXPENSES	371,498
NET INCOME BEFORE PROVISION FOR INCOME TAXES	51,592
PROVISION FOR INCOME TAXES	(12,950)
NET INCOME	$ 38,642

The accompanying notes are an integral part of these financial statements.

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2007	1,000	$ 6,000	$ 184,300	$ (85,831)	$ 104,469
Net Income	-	-	-	38,642	38,642
Balance, December 31, 2007	1,000	$ 6,000	$ 184,300	$ (47,189)	$ 143,111

The accompanying notes are an integral part of these financial statements.

-6-

ASHTON CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$38,642
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in assets and liabilities:	
Increase in commissions receivable	(11,596)
Incerase in due from broker	(902)
Decrease in deferred taxes	12,950
Decrease in accounts payable	(12,003)
Total adjustments	(11,551)
Net cash provided by operating activities	27,091
CASH FLOWS FROM INVESTING ACTIVITIES	
Due from stockholder	(55,000)
Net cash used in investing activities	(55,000)
NET DECREASE IN CASH	(27,909)
CASH - BEGINNING OF YEAR	33,218
CASH - END OF YEAR	$ 5,309

The accompanying notes are an integral part of these financial statements.

NOTE 1.   <u>NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT</u>
               <u>ACCOUNTING POLICIES</u>

<u>BUSINESS</u>

Ashton Capital Management, Inc. ("Company") is a California corporation, incorporated November 30, 1999, registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

<u>SECURITIES TRANSACTIONS</u>

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

<u>INCOME TAXES</u>

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

<u>USE OF ESTIMATES</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

NOTE 2. **CLEARING AGREEMENT**

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $20,000 of its cash per the clearing agreement with B.B. Graham & Co. (See Note 5)

NOTE 3. **REGULATORY NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company has regulatory net capital of $25,561 and a minimum regulatory net capital requirement of $5,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4.   **RELATED PARTIES**

The Company's activities are conducted at a facility of a related company. The Company has not been charged for the use of the facility. The stockholder took an advance of $108,000 that has no specific payment terms on interest charged.

NOTE 5.   **DUE FROM BROKER**

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2007 the balance owed by the clearing organization was $22,674. The Company has not established an allowance as it anticipates collection of the entire receivable.

NOTE 6.   **INCOME TAXES**

The Company has a net income of $38,642 for 2007 and prior years net operating losses of approximately $108,000 that are available for up to twenty years to offset future taxable income. The tax benefit of these losses of $9,250 is shown as a deferred income tax asset in the financial statements.

NOTE 7.   **ACCOUNTS PAYABLE**

The accounts payable are comprised of outstanding expenses and accrued commissions due as of December 31, 2007.

NOTE 8.   **COMMITMENTS**

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital

Total stockholder's equity from statement of financial condition		$ 143,111
Less: Non-allowable assets		
Stockholder Loans	$ 105,000	
Deferred income tax asset	9,250	
Other	3,300	
Total non-allowable assets		117,550
NET CAPITAL		$ 25,561

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $17,613 pursuant to Rule 15c3-1	$ 1,174
Minimum dollar per capital requirements of reporting broker/dealer	$ 5,000
Minimum net capital requirements of reporting broker/dealer	$ 5,000
EXCESS NET CAPITAL	$ 20,561

Computation of Aggregate Indebtedness

Accounts payable	$ 17,613
Percentage of aggregate indebtedness to net capital	68.91%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited
Part IIA of Form X-17A-5 was prepared as there was a material difference
between the company's computation of net capital and the computation contained herein.
The difference did not affect any allowable assets.

ASHTON CAPITAL MANAHEMENT, INC
RECONCILIATION OF THE COMPANY'S COMPUTATION OF NET CAPITAL
AS REPORTED IN THE UNAUDITED PART IIA OF FORM X-17A-5 AND
THE COMPUTATION CONTAINED HEREIN
DECEMBER 31, 2007

Total stockholder's equity as reported in form X-17A-5 Part IIA	$ 156,061
Less: deferred income tax asset auditor adjustment*	(12,950)
Total stockholder's equity as reported in audited financial statements	143,111
Less: non-allowable assets as filed in form X-17A-5 Part IIA	(130,500)
Add: deferred income tax asset auditor adjustment	12,950
Net capital as presented in form X-17A-5 Part IIA	$ 25,561
Net capital as reported	$ 25,561

* The auditor's entry only affected a non-allowable asset.

REPORT ON INTERNAL CONTROL

Kathleen Shave
Ashton Capital Management, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Ashton Capital Management, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control and control activities fro safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.
BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 15, 2008

ASHTON CAPITAL MANAGEMENT, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

